FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of September, 2003
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release
September 18, 2003
RM: 26-03

	       CRYSTALLEX NAMES TODD BRUCE AS NEW PRESIDENT AND
			    CHIEF EXECUTIVE OFFICER
  President and CEO, Marc Oppenheimer to become Vice Chairman of the Company

TORONTO, September 18, 2003 - Crystallex International Corporation (KRY on TSX and Amex) ("Crystallex") announced today that Todd Bruce will join the Company as its President and Chief Executive Officer, effective September 22, 2003. Mr. Bruce will also join Crystallex's board of directors. Mr. Bruce will assume responsibility for the management of the Company's business, including its mining operations in Venezuela and Uruguay, and the development of the Company's Las Cristinas project located in Bolivar State in Venezuela. Marc J. Oppenheimer, the current President and CEO, will become Vice Chairman of Crystallex and will continue to play a major role in the ongoing development of the Company, including the development of the Company's Venezuelan properties and its relationships within Venezuela.

Mr. Bruce will bring to Crystallex extensive experience in the gold mining industry having most recently served from February, 1996 through January 24, 2003 as President and Chief Operating Officer of IAMGOLD Corporation, a TSX and AMEX listed company whose principal assets, the major Sadiola gold mine and the Yatela gold mine commenced commercial production in 1997 and 2001, respectively. Mr. Bruce played a leadership role in the growth and financing of IAMGOLD, in the implementation of the IAMGOLD's innovative Gold Money policy, and in the merger of Repadre and IAMGOLD in January of this year. Prior to joining IAMGOLD, Mr. Bruce served from 1980 through January 1996 in a number of senior management positions with the South African company, Johannesburg Consolidated Investment Co. and its successor company, Anglo American Platinum Corporation. Immediately prior to joining IAMGOLD, Mr. Bruce served as Executive Director: Marketing, Business Development and Strategic Planning for Anglo American Platinum Corporation. Mr. Bruce has a B.Sc. in Geology from the University of Rhodesia and a Graduate Diploma in Engineering (Mineral Economics) from University of the Witwatersrand in South Africa.

"Todd's extensive experience in directing and managing growing mining companies and his skills in developing the business and financing strategies to support that growth will be invaluable as we launch the development of the Las Cristinas project and will complement the already considerable skills of our expanding management team," stated Robert A. Fung, the Chairman of Crystallex. "We are delighted to have attracted Todd to Crystallex at this opportune time in its development, and I am sure that his proven leadership skills and his reputation within the mining sector will enhance
Crystallex's position in the industry," added Mr. Fung.

Mr. Oppenheimer will assume the position of Vice Chairman after serving as the President and Chief Executive Officer of Crystallex since February, 1995. "I want to acknowledge Marc's tremendous contributions to Crystallex throughout his tenure as President and CEO." said Mr. Fung. "His leadership and his perseverance have fostered the very considerable opportunities the Company enjoys today. Marc will work closely with Todd, and will continue to play a vital role with Crystallex, particularly in the development of our Venezuelan relationships and our strategic growth plans. I look forward to working with him as our Vice Chairman and a valued member of the Crystallex team," added Mr. Fung.

Mr. Oppenheimer stated "I have had the tremendous privilege over the last 8 years of leading the Crystallex team that delivered the Las Cristinas reserves to Crystallex. We have persevered and we have succeeded. However, I believe that, for Crystallex to successfully develop Las Cristinas and move to the next level in the hierarchy of gold mining companies, we must increase our mining operation expertise at the CEO level. That is why I am delighted that Todd will be joining us as our new CEO and President."

"The opportunity to join a company that not only controls one of the best undeveloped gold assets in the world, but has also assembled an outstanding executive team is a very rare one." Mr. Bruce noted. "The prospect of leading an executive team of this calibre and experience to capture the value represented by the Las Cristinas deposit, as well as the Company's other mining assets, is very exciting," Mr. Bruce said.

Mr. Bruce added: "I am pleased that Marc Oppenheimer will be taking up the Vice Chairman's position as it ensures that the company will secure the full benefit of the important relationships that Marc has established in Venezuela as well as those established with our shareholder base. Additionally, his corporate banking and financial skills will continue to be a valuable asset."

Crystallex, on September 10th, presented to the CVG a full feasibility study for the development of the Las Cristinas properties and presently awaits the response of the CVG and Venezuela's Ministry of Energy and Mines as it moves to the preconstruction and construction phases of the Las Cristinas development.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex is focused on strategic growth in South America. The Company's principle asset is the Las Cristinas property in Venezuela. The Mining Agreement gives Crystallex 100 percent control of the reserves and resources of this project.



For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com

Email us at: mail@crystallex.com

 NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   September 18, 2003     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President, Secretary, and Corporate Counsel

*Print the name and title of the signing officer under his signature